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PART 6

LAW AND JURISDICTION

38.

Law

This Agreement shall be governed by, and construed in accordance with English law.

39.

Jurisdiction

39.1

Each of the parties to this Agreement hereby irrevocably agrees for the benefit of the others that the courts of England shall have non-exclusive jurisdiction to hear and determine any action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and for such purposes, irrevocably submits to the jurisdiction of such courts.

39.2

Each of the parties to this Agreement irrevocably waives any objection which it might now or hereafter have to the courts referred to in Clause 39.1 being nominated as the forum to hear and determine any action or proceeding, and to settle any disputes which may arise out of or in connection with this Agreement and agrees not to claim that any such court is not a convenient or appropriate forum.

39.3

Each of the Companies irrevocably appoints the Parent to be its agent to accept service of process on its behalf from time to time provided that if the Parent shall cease to exist or shall resign such appointment the Companies shall forthwith appoint a replacement agent to the satisfaction of the Senior Agent for this purpose and if they shall fail to do so within five business days of a request to do so by the Senior Agent to the Parent the Senior Agent shall be entitled to appoint a replacement on behalf of the Companies each of the Companies agrees to indemnify the Senior Agent for any costs arising therefrom and hereby irrevocably appoints the Senior Agent as its attorney by way of security for the purpose of making such appointment.

39.4

The submission to the jurisdiction of the courts referred to in Clause 39.1 shall not (and shall not be construed so as to) limit the right of the Security Trustee, Senior Agent, Senior Banks, Hedging Bank or the Overdraft Bank to take proceedings against any party hereto in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

39.5

To the extent that any of the Companies or the Mezzanine Lenders in any jurisdiction claims for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgement or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

IN WITNESS WHEREOF this Agreement has been executed by each of the parties as its deed on the date first above written.

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SCHEDULE 1

FORM OF DEED OF ACCESSION

THIS DEED OF ACCESSION is executed on ● day of ● by:-

(1)

SPORTECH PLC a company incorporated in Scotland having its registered office at ● and registered under number 69140 (the “Parent”);

(2)

● LIMITED, a company incorporated in ● having its registered office at ● and registered under number ● (the “New Party”);

(3)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND, incorporated by Act of Parliament and having its head office at The Mound, Edinburgh EH1 1YZ as Senior Agent (the “Senior Agent”);

(4)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Mezzanine Agent (the “Mezzanine Agent”);

(5)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Hedging Bank (the “Hedging Bank”); and

(6)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as Overdraft Bank (the “Overdraft Bank”).

WHEREAS:

(A)

This Deed is supplemental to an intercreditor agreement (the “Intercreditor Agreement”) dated on or around ● 2000 (as amended, supplemented, restated or novated from time to time) between (1) ● as Company, (2) ● as Senior Bank, Senior Agent, Hedging Bank, Overdraft Bank and Security Trustee, and (3) ● as Mezzanine Lender and Mezzanine Agent.

(B)

Each of the parties hereto, other than the New Party, is a party to the Intercreditor Agreement and the New Party wishes to accede to the Intercreditor Agreement as a [Senior Bank], [Hedging Bank] [Mezzanine Lender] [Company].

(C)

It is a term of the Intercreditor Agreement that in order to accede as a [Senior Bank] [Hedging Bank] [Mezzanine Lender] [Company] under any of the Financing Documents the New Party must enter into this Deed.

IT IS HEREBY AGREED AS FOLLOWS:

(1)

Words and expressions defined in the Intercreditor Agreement shall have the same meanings when used herein.

(2)

The New Party agrees to be bound by all the terms and conditions of the Intercreditor Deed insofar as they relate to the [Senior Bank] [Hedging Bank] [Mezzanine Lender] [Company] as if the New Party was an original party to the Intercreditor Agreement in such capacity with rights, obligations and interests as such a party.

(3)

The Parent, the Senior Agent, the Mezzanine Agent, the Hedging Bank and the Overdraft Bank hereby agree among themselves and with the New Party that the New Party shall become party to the Intercreditor Agreement as a [Senior Bank] [Hedging Bank] [Mezzanine Lender] [Company] with effect from the date of this Deed.

(4)

The New Party confirms that, for the purposes of Clause 35 of the Intercreditor Deed, its address is as follows:-

[                                                     ]

Fax No.:       [               ]

(5)

This Deed is governed by English law.

IN WlTNESS WHEREOF this Deed is executed as a deed on the date first above mentioned.

EXECUTED and DELIVERED as a Deed by SPORTECH PLC by:-
Director
Director/Secretary

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacities as Senior Agent Mezzanine Agent, Hedging Bank and Overdraft Bank
by an authorised signatory in the presence of:-	Authorised Signatory

Witness
Full Name
Address

Occupation

SCHEDULE 2

INTERPRETATION

1.

Words and expressions defined in the Facility Agreement shall unless otherwise defined herein or the context otherwise requires, have the same meaning in this Agreement.

2.

In this Agreement:

“Acquisition” has the same meaning as in the Facility Agreement;

“Beneficiaries” means the Senior Banks, the Mezzanine Lenders, the Hedging Banks and the Overdraft Bank and “Beneficiary” shall be construed accordingly;

“Companies” means Sportech plc (formerly known as Rodime plc) (Registered Number 69140), the Charging Companies and any other company from time to time which accedes to this Agreement as a Company and “Company” means any of them;

“Charges” means all of the security documents and guarantees executed or to be executed to give the Senior Agent, the Senior Banks, the Mezzanine Agent, the Mezzanine Lenders, the Hedging Bank and the Overdraft Bank or any of them security or any other form of support in connection with the Senior Liabilities, the Mezzanine Liabilities, the Hedging Liabilities or the Overdraft Liabilities or any of them and includes any charges in respect of which the Mezzanine Lenders or any of them are subrogated to any other person;

“Deed of Accession” means a Deed of Accession substantially in the form set out in Schedule 1;

“Facility Agreement” means the facility agreement dated 10th August 2000 between the Parent, The Governor and Company of the Bank of Scotland (as

Agent and Arranger) and the Banks (as defined therein) in relation to senior loan facilities as amended, supplemented, restated or novated from time to time;

“Financing Documents” means the Senior Financing Documents, the Hedging Documents, the Overdraft Facility Letter and the Mezzanine Financing Documents;

“Group” means the Parent and its subsidiaries from time to time;

“Hedging Bank” has the meaning set out in the Facility Agreement;

“Hedging Document” means any document governing the terms of any interest rate or currency exchange, swap, cap, collar or other arrangement for hedging risk entered into by any member of the Group, including all documents evidencing or supporting the interest rate hedging arrangements referred to in the Hedging Policy Letter (as defined in the Facility Agreement) and “Hedging Documents” means all such documents;

“Hedging Liabilities” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or as principal debtor, guarantor, surety or otherwise or as the equivalent obligor under the laws of any other jurisdiction) of each Obligor to the Hedging Bank under the Hedging Documents together with:-

(a)

all costs, charges and expenses incurred by the Hedging Bank or any of them in connection with the protection, preservation or enforcement of their rights under the Hedging Documents;

(b)

any refinancing, novation, refunding, deferral or extension of or increase in any of those obligations or liabilities;

(c)

any claim for damages or restitution in the event of a rescission of any of those liabilities or otherwise in connection with the Hedging Documents;

(d)

any claim against any Obligor flowing from any recovery by any Obligor of a payment or discharge in respect of any of those obligations or liabilities on grounds of preference of otherwise; and

(e)

any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowability of the same in any insolvency or other proceedings;

“Hedging Payment Default” means a breach by an Obligor of any obligation under a Hedging Document to make a payment of a sum in excess of £50,000 to the Obligor's counterparty under that Hedging Document;

“Liabilities” means the Senior Liabilities, the Hedging Liabilities, the Overdraft Liabilities and the Mezzanine Liabilities;

“Majority Mezzanine Lenders” means an Instructing Group as defined in the Mezzanine Facility Agreement;

“Majority Senior Banks” means an Instructing Group as defined in the Facility Agreement together with the Overdraft Bank;

“Material Senior Event of Default” means a Senior Event of Default arising under Clause 21.01(i)or Clause 21.01(iii)(in relation to Clauses 19.02(i), (iii), (iv)or Clause 20);

“Material Variation” means in relation to the Senior Financing Documents and the Mezzanine Financing Documents:

(i)

any increase in or change in the basis on which interest accrues, is calculated or is payable (not being, for the avoidance of doubt, fluctuations of LIBOR or any Mandatory Costs or any substitute basis) not provided for by the original terms of the documents;

(ii)

any change in the basis on which guarantee or other fees, commissions or other like payments are made or calculated;

(iii)

any alterations increasing the amount or changing the currency or accelerating the date of any repayment;

(iv)

any deferral of any scheduled or mandatory repayment or prepayment for a period of more than one year or where the total of all amounts so deferred exceeds the Senior Headroom;

(v)

any increase in the maximum amounts available to be raised from those available as at the date hereof plus the Senior Headroom in the case of the Senior Financing Documents as reduced from time to time by any scheduled permanent reduction or cancellation of the relevant facility;

(vi)

any amendment, variation, waiver or release of or supplement in a manner whereby any Obligor becomes liable to make an additional payment (or increase an existing payment) other than in the case of the Senior Financing Documents reasonable banking charges, fees (excluding refinancing or rescheduling fees) commissions, costs, expenses and interest relating to further advances permitted by Clause 24;

(vii)

any amendment, variation, waiver or release or supplement in a manner whereby the ranking and/or subordination arrangements provided for herein are adversely affected; and

(viii)

any amendment to the representations, financial information covenants, financial covenants, covenants and/or events of default other than those which do not impose any material additional obligations on any Obligor;

“Mezzanine Agent” means The Governor and Company of the Bank of Scotland and its successors as Agent under the Mezzanine Facility Agreement;

“Mezzanine Discharge Date” means the date on which all of the Mezzanine Liabilities have been irrevocably and unconditionally discharged in full and all commitments of the Mezzanine Lenders under the Mezzanine Financing Documents have been cancelled;

“Mezzanine Event of Default” means an Event of Default (as defined in the Mezzanine Facility Agreement) which is not a Mezzanine Payment Default or a Mezzanine Financial Covenant Default;

“Mezzanine Facility Agreement” means the mezzanine facility agreement dated 10th August 2000 between the Parent, the Mezzanine Agent and the Mezzanine Lenders as amended, supplemented, restated or novated from time to time;

“Mezzanine Financial Covenant Default” means a breach of Clause 20 of the Mezzanine Facility Agreement;

“Mezzanine Financing Documents” means the Financing Documents as defined in the Mezzanine Facility Agreement;

“Mezzanine Lenders” means the Lenders from time to time as defined in the Mezzanine Facility Agreement;

“Mezzanine Liabilities” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or as principal debtor, guarantor, surety or otherwise or as the equivalent obligor under the laws of any other jurisdiction) of each Obligor to the Mezzanine Agent, Mezzanine Lenders or any of them under the Mezzanine Financing Documents together with:

(a)

all costs, charges and expenses incurred by the Mezzanine Agent, Mezzanine Lenders or any of them in connection with the protection, preservation or enforcement of their rights under the Mezzanine Financing Documents;

(b)

any refinancing, novation, refunding, deferral or extension of or increase in any of those obligations or liabilities which does not breach the terms of this Agreement;

(c)

any further advances which may be made by the Mezzanine Lenders or any of them in accordance with this Agreement to any Obligor under any agreement expressed to be supplemental to any of the Mezzanine Financing Documents and all interest, fees and costs in connection therewith;

(d)

any claim for damages or restitution in the event of rescission of any of those liabilities or otherwise in connection with the Mezzanine Financing Documents;

(e)

any claim against any Obligor flowing from any recovery by an Obligor of a payment or discharge in respect of any of those obligations or liabilities on grounds of preference or otherwise; and

(f)

any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowability of the same in any insolvency or other proceedings;

“Mezzanine Payment Default” means an event of default arising under Clause 21.01(i) of the Mezzanine Facility Agreement whether or not payment of any Mezzanine Liabilities has been prevented by this Agreement or the Facility Agreement;

“Obligor” means any member of the Group which has or which will have any liability (actual or contingent) whether alone or jointly with any other person and whether as principal debtor, guarantor or surety or otherwise (or as the equivalent obligor under the laws of any other jurisdiction) to the Security Trustee, Senior Agent, Senior Banks, Hedging Bank, Overdraft Bank, Mezzanine Agent, Mezzanine Lenders or any of them for payment of any amounts outstanding or capable of being outstanding under the Financing Documents;

“Overdraft Bank” means The Governor and Company of the Bank of Scotland in its capacity as lender under the Overdraft Facility Letter;

“Overdraft Facility Letter” means the overdraft facility letter dated 10th August 2000 from the Overdraft Bank to the Parent and others as amended, supplemented, restated or novated from time to time;

“Overdraft Liabilities” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or as principal debtor, guarantor, surety or otherwise or as the equivalent obligor under the laws of any other jurisdiction) of each Obligor to the Overdraft Bank or any of them under the Overdraft Facility Letter together with:-

(a)

all costs, charges and expenses incurred by the Overdraft Bank in connection with the protection, preservation or enforcement of their rights under the Overdraft Facility Letter;

(b)

any refinancing, novation, refunding, deferral or extension of or increase in any of those obligations or liabilities which does not breach the terms of this Agreement;

(c)

any further advances which may be made by the Overdraft Bank in accordance with this Agreement to any Obligor under any agreement expressed to be supplemental to any of the Overdraft Facility Letter and all interest, fees and costs in connection therewith;

(d)

any claim for damages or restitution in the event of rescission of any of those liabilities or otherwise in connection with the Overdraft Facility Letter;

(e)

any claim against any Obligor flowing from any recovery by an Obligor of a payment or discharge in respect of any of those obligations or liabilities on grounds of preference or otherwise; and

(f)

any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowability of the same in any insolvency or other proceedings;

“Parent” means Sportech plc (formerly known as Rodime plc) a company incorporated in Scotland with registered number 61940;

“Security Trustee” means The Governor and Company of the Bank of Scotland in its capacity as security trustee for itself and the Senior Agent, Senior Banks, Hedging Bank, Overdraft Bank, the Mezzanine Agent and the Mezzanine Lenders;

“Senior Agent” means The Governor and Company of the Bank of Scotland and its successors as Agent under the Facility Agreement;

“Senior Banks” means the Banks from time to time as defined in the Facility Agreement;

“Senior Discharge Date” means the date on which all of the Senior Liabilities, the Hedging Liabilities, the Overdraft Liabilities and the Bridging Liabilities have been irrevocably and unconditionally discharged in full and all commitments of the Senior Banks under the Senior Financing Documents, the Hedging Bank under the Hedging Documents and the Overdraft Bank under the Overdraft Facility Letter have been cancelled;

“Senior Event of Default” means an Event of Default as defined in the Facility Agreement;

“Senior Financing Documents” means the Financing Documents as defined in the Facility Agreement;

“Senior Headroom” means the amount of further advances specified in Clause 24;

“Senior Liabilities” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or as principal debtor, guarantor, surety or otherwise or as the equivalent obligor under the laws of any other jurisdiction) of each Obligor to the Senior Agent, Senior Banks or any of them under the Senior Financing Documents together with:-

(a)

all costs, charges and expenses incurred by the Senior Agent, Senior Banks or any of them in connection with the protection, preservation or enforcement of their rights under the Senior Financing Documents;

(b)

any refinancing, novation, refunding, deferral or extension of or increase in any of those obligations or liabilities which does not breach the terms of this Agreement;

(c)

any further advances which may be made by the Senior Banks or any of them in accordance with this Agreement to any Obligor under any agreement expressed to be supplemental to any of the Senior Financing Documents and all interest, fees and costs in connection therewith;

(d)

any claim for damages or restitution in the event of rescission of any of those liabilities or otherwise in connection with the Senior Financing Documents;

(e)

any claim against any Obligor flowing from any recovery by an Obligor of a payment or discharge in respect of any of those obligations or liabilities on grounds of preference or otherwise; and

(f)

any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowability of the same in any insolvency or other proceedings;

“Senior Payment Default” means the occurrence of an event specified in Clause 20.01(i) of the Facility Agreement; and

“Senior Potential Event of Default” means a Potential Event of Default as defined in the Facility Agreement.

3.

Any reference in this Agreement to:-

(i)

the “administration”, “liquidation”, “winding-up” or “dissolution” of a company shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company is incorporated or any jurisdiction in which such company carries on business;

(ii)

a “business day” is a reference to a day (other than a Saturday or a Sunday) on which banks in London are generally open for business;

(iii)

a “Clause”, “Schedule” or “Part” shall subject to any contrary indication be construed as a reference to a clause hereof or the schedule hereto or a part hereof;

(iv)

 an “encumbrance” shall be construed as a reference to a mortgage, pledge, charge, lien, hypothecation or other security interest securing the obligation of any person or any other type of preferential arrangement having a similar effect, including without limitation, title retention arrangements;

(v)

the expression “to enforce” (and all conjugations thereof) means the taking of any of the following actions:

(a)

appointing a receiver or administrative receiver pursuant to or in respect of any security, exercising a power of sale or otherwise enforcing security; or

(b)

suing for any payment or other benefit or otherwise instituting legal proceedings under or in connection with the Financing Documents (or any of them); or

(c)

exercising or enforcing any rights against any of the Obligors in respect of or arising by virtue of the Financing Documents (or any of them) (including, without limitation, any right to petition for a winding-up order or an administration order or analogous proceeding), or exercising, by virtue of any claim arising in connection with the Financing Documents (or any of them), any rights of set-off or counterclaim or right to combine accounts or banker's lien or other similar right in respect of any debt or liability (actual or contingent) due, owing or incurred by any relevant creditor to any of the Obligors; or

(d)

passing a resolution to wind up any member of the Group; and includes instructing the Security Trustee to take any of such actions but does not include, in each case, exercising any right not to make any part of a loan facility available to any person or suing or proving in any insolvency proceedings in relation to any Obligor or receiving any money or other property in such insolvency proceedings;

(vi)

“law” includes any official directive of any governmental body, agency or department and of any self regulatory or regulatory authority or organisation and any request with which banks in London are accustomed to comply;

(vii)

 a “person” shall be construed as a reference to any individual, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the foregoing;

(viii)

“Senior Agent”, “Mezzanine Agent”, “Senior Banks”, “Mezzanine Lenders” shall be construed so as to include their respective assignees, transferees, substitutes and successors; and

(ix)

words importing the singular shall include the plural and vice versa.

4.

Save where the contrary is indicated, any reference in this Agreement to this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented.

5.

Clause, Schedule and Part headings are for ease of reference only.

6.

References to parties in this Agreement refer to the principals from time to time on whose behalf any agent is acting, as well as such agent.

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SIGNATORIES

EXECUTED and DELIVERED as a Deed by RODIME PLC by:-
“Malcolm McIver”	Director
“Colin McGill”	Director/Secretary
Address For Notice:	4 Heriot Row, Edinburgh EH3 6HU
Fax No.:	0131 557 8177

SENIOR BANK
EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Senior Agent by an authorised signatory in the presence of:-	“Jennifer Alexander”
Authorised Signatory
“Colin J. McHale”	Witness
Colin James McHale	Full Name
11 Walker Street	Address
Edinburgh
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

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SENIOR AGENT
EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Security Agent by an authorised signatory in the presence of:-	“Jennifer Alexander”
Authorised Signatory
“Colin J. McHale”	Witness
Colin James McHale	Full Name
11 Walker Street	Address
Edinburgh
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

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MEZZANINE LENDER

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Mezzanine Lender by an authorised signatory in the presence of:-	“Jennifer Alexander”
Authorised Signatory
“Colin J. McHale”	Witness
Colin James McHale	Full Name
11 Walker Street	Address
Edinburgh
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

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MEZZANINE AGENT

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Mezzanine Agent by an authorised signatory in the presence of:-	“Jennifer Alexander”
Authorised Signatory
“Colin J. McHale”	Witness
Colin James McHale	Full Name
11 Walker Street	Address
Edinburgh
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

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OVERDRAFT BANK

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Overdraft Bank by an authorised signatory in the presence of:-	“Jennifer Alexander”
Authorised Signatory
“Colin J. McHale”	Witness
Colin James McHale	Full Name
11 Walker Street	Address
Edinburgh
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

BRIDGING BANK

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Bridging Bank by an authorised signatory in the presence of:-	“Jennifer Alexander”
Authorised Signatory
“Colin J. McHale”	Witness
Colin James McHale	Full Name
11 Walker Street	Address
Edinburgh
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

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SIGNATORIES

EXECUTED and DELIVERED as a
Deed by SPORTTECH PLC
by:-

Director
Secretary
Address For Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a
Deed by LITTLEWOODS LEISURE
MARKETING SERVICES LIMITED
by:-

Director
Secretary
Address For Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a
Deed by LITTLEWOODS PROMOTIONS LIMITED
by:-

Director
Secretary
Address For Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a
Deed by LITTLEWOODS LOTTERIES LIMITED
by:-

Director
Secretary
Address For Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a
Deed by LITTLEWOODS COMPETITIONS
COMPANY LIMITED
by:-

Director
Secretary
Address For Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a
Deed by RODIME TECHOLOGIES LIMITED
by:-

Director
Secretary
Address For Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB
Fax No.:	0151 288 3048

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EXECUTED and DELIVERED as a
Deed by LITTLEWOODS OF
LIVERPOOL LIMTED
by:-

Director
Secretary
Address For Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a
Deed by BET 247 LIMITED
by:-

Director
Secretary
Address For Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a Deed by
LITTLEWOODS POOLS LIMITED
by:-

Director
Secretary
Address For Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB
Fax No.:	0151 288 3048

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EXECUTED and DELIVERED as a
Deed by LITTLEWOODS LEISURE LIMITED
by:-

Director
Secretary
Address For Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB
Fax No.:	0151 288 3048

EXECUTED and DELIVERED as a
Deed by LITTLEWOODS ISLE OF MAN LIMITED
by:-

Director
Secretary
Address For Notice:	Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB
Fax No.:	0151 288 3048

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SENIOR BANK

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Senior Agent
by an authorised signatory in the presence	Authorised Signatory
of:-

Witness
Carolyn Bishop	Full Name
c/o Bank of Scotland	Address
Edinburgh
Bank Official	Occupation
Address for Notice:	Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN
Fax No.:	0131 659 0865

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SENIOR AGENT

EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Security Agent
by an authorised signatory in the presence	Authorised Signatory
of:-

Witness
Carolyn Bishop	Full Name
c/o Bank of Scotland	Address
Edinburgh
Bank Official	Occupation
Address for Notice:	Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN
Fax No.:	0131 659 0865

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MEZZANINE LENDER

EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Mezzanine
Lender by an authorised signatory in the	Authorised Signatory
presence of:-

Witness
Carolyn Bishop	Full Name
c/o Bank of Scotland	Address
Edinburgh
Bank Official	Occupation
Address for Notice:	Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN
Fax No.:	0131 659 0865

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MEZZANINE AGENT

EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Mezzanine
Agent, by an authorised signatory in the	Authorised Signatory
presence of:-

Witness
Carolyn Bishop	Full Name
c/o Bank of Scotland	Address
Edinburgh
Bank Official	Occupation
Address for Notice:	Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN
Fax No.:	0131 659 0865

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OVERDRAFT BANK

EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Overdraft Bank
by an authorised signatory in the presence	Authorised Signatory
of:-

Witness
Carolyn Bishop	Full Name
c/o Bank of Scotland	Address
Edinburgh
Bank Official	Occupation
Address for Notice:	Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN
Fax No.:	0131 659 0865

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